Exhibit 4.1
DESCRIPTION OF OUR COMMON STOCK

The following description of our common stock is only a summary of its material provisions. We encourage you to read our Third Amended and Restated Certificate of Incorporation (our “certificate of incorporation”) and our Fourth Amended and Restated By-Laws (our “by-laws”), which are filed as exhibits to our Annual Report on Form 10-K.

Our authorized capital stock consists of 120,000,000 shares of common stock, par value $0.01 per share, and 20,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

The holders of our common stock are entitled to one vote per share on all matters to be voted upon by our stockholders. Subject to preferences that may be applicable to any of our outstanding preferred stock, the holders of our common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding-up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of our preferred stock, if any, then outstanding. The holders of our common stock have no preemptive or similar subscription rights or conversion rights. There are no redemption or sinking fund provisions applicable to our common stock.

Private Placement Convertible Notes, Hedge Transactions and Warrants: Potential Dilutive Impact on Common Stock

On September 9, 2025, we closed a private offering of $575.0 million aggregate principal amount of our 0.375% Convertible Senior Notes due 2030 (the “2030 Notes”). In connection with the issuance of the 2030 Notes, we entered into privately negotiated convertible note hedge transactions (the “2030 Hedge Transactions”) with certain of the initial purchasers of the 2030 Notes and/or other financial institutions. The 2030 Hedge Transactions cover, subject to anti-dilution adjustments, approximately 3.1 million shares of our common stock. These are the same number of shares initially underlying the 2030 Notes, at a strike price of $187.77, subject to customary adjustments. The 2030 Hedge Transactions expire upon maturity of the 2030 Notes, subject to earlier exercise or termination. In addition, concurrently with entering into the 2030 Hedge Transactions, we separately entered into privately-negotiated warrant transactions (the “2030 Warrant Transactions”) whereby we sold warrants (the “2030 Warrants”) to acquire, subject to anti-dilution adjustments, 3.1 million shares of our common stock at an initial strike price of $283.42 per share. The 2030 Warrants expire in September 2030.

On May 28, 2021, we closed a private offering of $402.5 million aggregate principal amount of our 0.25% Convertible Senior Notes due 2026 (the “2026 Notes” and, together with the 2030 Notes, the “Notes”). In connection with the issuance of the 2026 Notes, we entered into privately negotiated convertible note hedge transactions (the “2026 Hedge Transactions” and, together with the 2030 Hedge Transactions, the “Hedge Transactions”) with certain of the initial purchasers of the 2026 Notes and/or other financial institutions. The 2026 Hedge Transactions cover, subject to anti-dilution adjustments, approximately 2.4 million shares of our common stock. These are the same number of shares initially underlying the 2026 Notes, at a strike price of $169.61, subject to customary adjustments. The 2026 Hedge Transactions expire upon the maturity of the 2026 Notes, subject to earlier exercise or termination. In addition, concurrently with entering into the 2026 Hedge Transactions, we separately entered into privately-negotiated warrant transactions (the “2026 Warrant Transactions” and, together with the 2030 Warrant Transactions, the “Warrant Transactions”) whereby we sold warrants (the “2026 Warrants” and, together with the 2030 Warrants, the “Warrants”) to acquire, subject to anti-dilution adjustments, 2.4 million shares of our common stock at an initial strike price of $240.02 per share. The 2026 Warrants expire in August 2026.

The Hedge Transactions are expected generally to reduce the potential dilution upon conversion of the Notes and/or offset any cash payments we are required to make in excess of the principal amount of converted

Notes, as the case may be, in the event that the market price per share of our common stock, as measured under the terms of the applicable Hedge Transactions, is greater than the strike price of the such Hedge Transactions, which initially corresponds to the conversion price of the applicable series of Notes and is subject to anti-dilution adjustments substantially similar to those applicable to the conversion rate of such series of Notes. If, however, the market price per share of our common stock, as measured under the terms of the applicable Warrants, exceeds the strike price of such Warrants, there would nevertheless be dilution to our existing common stock to the extent that such market price exceeds the strike price of such Warrants unless, subject to the terms of such Warrants, we elect to cash settle such Warrants.

Preferred Stock

Our board of directors has the authority, without action by our stockholders, to designate and issue our preferred stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights of our common stock. It is not possible to state the actual effect of the issuance of any shares of our preferred stock upon the rights of holders of our common stock until our board of directors determines the specific rights of the holders of our preferred stock. However, the effects might include, among other things:

•restricting dividends on our common stock;
•diluting the voting power of our common stock;
•impairing the liquidation rights of our common stock; or
•delaying or preventing a change-in-control of our company without further action by our stockholders.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the New York Stock Exchange, which would apply so long as the common stock remains listed on the New York Stock Exchange, require stockholder approval of certain issuances equal to or exceeding 20% of the then-outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Anti-Takeover Effects of Provisions of Delaware Law and Our Charter and By-Laws

Some provisions of Delaware law and our certificate of incorporation and by-laws could make the following more difficult:

•acquisition of us by means of a tender offer;
•acquisition of us by means of a proxy contest or otherwise; or
•removal of our incumbent officers and directors.

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These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions also are designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us and outweigh the disadvantages of discouraging those proposals because negotiation of them could result in an improvement of their terms.

Delaware Law

Our certificate of incorporation subjects us to Section 203 of the Delaware General Corporation Law.

In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person that together with affiliates and associates, owns or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation’s voting stock.

Certificate of Incorporation; By-Laws

Our certificate of incorporation and by-laws contain provisions that could make more difficult the acquisition of us by means of a tender offer, a proxy contest or otherwise. These provisions are summarized below.

Undesignated Preferred Stock. The authorization of our undesignated preferred stock makes it possible for our board of directors to issue our preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes of control of our management.

Size of Board and Vacancies. Our certificate of incorporation provides that the number of directors on our board of directors will be fixed exclusively by our board of directors. Newly created directorships resulting from any increase in our authorized number of directors or any vacancies in our board of directors resulting from death, resignation, retirement, disqualification, removal from office or other cause will be filled solely by the vote of our remaining directors in office.

Elimination of Stockholder Action by Written Consent. Our certificate of incorporation prohibits our stockholders from acting by written consent without a meeting.

Requirements for Advance Notification of Stockholder Nominations and Proposals. Our by-laws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of our board of directors or a committee of our board of directors.

No Cumulative Voting. Our certificate of incorporation and by-laws do not provide for cumulative voting in the election of directors.

Stockholder Meetings. Under our by-laws, only our board of directors may call special meetings of our stockholders.

Amendments of Certificate of Incorporation Provisions. The amendment of any of the above provisions in our certificate of incorporation would require approval by holders of at least 80% of our outstanding common stock.

Amendments to Our By-laws. Our certificate of incorporation and by-laws provide that our by-laws may only be amended by the vote of a majority of our whole board of directors (and, prior to January 3, 2028, amendments to certain provisions shall require a unanimous approval by our board of directors) or by the vote of holders of at least 80% of the outstanding shares of our voting stock.